Filed by Zhone Technologies, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sorrento Networks Corporation

Commission File No.: 000-15810

Press Release

Zhone Technologies, Inc. Reports First Quarter

2004 Financial Results

OAKLAND, CA (April 22, 2004) – Zhone Technologies, Inc. (Nasdaq: ZHNE), the first company dedicated to building total-delivery solutions for voice, data, and content services worldwide, today reported its results for the first quarter ended March 31, 2004.

Revenue for the first quarter of 2004 increased to $21.0 million, compared with $17.1 million for the first quarter of 2003. Net loss for the first quarter of 2004, calculated in accordance with Generally Accepted Accounting Principles (“GAAP”), was $13.4 million, compared with a net loss of $13.4 million applicable to common shareholders for the first quarter of 2003.

On a non-GAAP basis which excludes the effect of purchased in-process research and development, stock-based compensation and amortization and impairment of intangible assets, net loss for the first quarter of 2004 decreased substantially to $4.5 million. This compares to a non-GAAP net loss for the same quarter of the prior year of $14.7 million.

“We are pleased to announce financial results for the first quarter of 2004 showing revenue growth of 23% compared to the previous year” said Mory Ejabat, Zhone’s Chairman and CEO. “We continue our commitment and progress in growing through acquisitions, further developing and diversifying our product portfolio and expanding our reach into emerging growth markets. We saw steady and significant progress in all three of these areas during the first quarter of 2004.”

Zhone issued a separate press release today announcing a definitive agreement to acquire Sorrento Networks Corporation (Nasdaq: FIBR), a recognized leader in the areas of networking products for metro-optical transport and storage area networks. Sorrento’s customer base includes some of the world’s largest cable operators.

“Our pending acquisition of Sorrento demonstrates our clear commitment to be the leading company solely dedicated to providing the full spectrum of next-generation access network solutions,” continued Ejabat. “Sorrento adds strongly complementary technology to our product portfolio, helping us deliver the best next generation products to telecommunications carriers and cable operators worldwide.”

Zhone will hold a conference call today, April 22, 2004, at approximately 2:00 p.m. Pacific Time to review its first quarter results, as well as to discuss the acquisition of Sorrento. The call is open to the public by dialing 888-396-2356 for U.S. callers and 617-847-8709 for international callers and entering the passcode 16492244.

Zhone has also scheduled this event to be broadcast live via webcast. To access this webcast please go to the Investor Relations section of the Zhone website at www.zhone.com/about/investors/ A replay of the webcast will be available on the website for at least 30 days. Additional investor information can be accessed at www.zhone.com or by calling Zhone’s Investor Relations Department at 510-777-7013.

Non-GAAP Financial Measures

Non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The company’s management refers to these non-GAAP financial measures in making operating decisions because they provide meaningful supplemental information regarding the company’s operational performance, including the company’s ability to provide cash flows to invest in research and development and fund acquisitions and capital expenditures. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to the company’s historical operating results and comparisons to competitors’ operating results. We include these non-GAAP financial measures in our earnings announcement because we believe they are useful to investors in allowing for greater transparency to supplemental information used by management in its financial and operational decision-making. Investors are encouraged to review the reconciliation of the non-GAAP financial measures used in this news release to their most directly comparable GAAP financial measure as provided with the financial statements attached to this news release.

Forward-looking statements

Certain matters discussed in this press release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Specifically, statements regarding Zhone’s proposed acquisition of Sorrento are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include changes in Zhone’s current expectations regarding the benefits that may be derived from the proposed merger with Sorrento, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry, the company’s inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, higher than anticipated expenses that the company may incur in future quarters, or the impact of any future acquisitions and any unanticipated charges. In addition, please refer to the risk factors contained in Zhone’s SEC filings available at www.sec.gov for other important factors that could cause actual results to differ materially from those contained in the forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Zhone undertakes no obligation to update publicly or revise any forward-looking statements.

Additional Information and Where To Find It

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Zhone Technologies, Inc. and Sorrento Networks Corporation. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed with the Securities and Exchange Commission at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Zhone Technologies, Inc. or Sorrento Networks Corporation.

Zhone Technologies, Inc. and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Zhone Technologies, Inc. and Sorrento Networks Corporation with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Zhone’s Proxy Statement for its 2004 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 12, 2004. This document is available free of charge at the SEC’s web site at www.sec.gov and from Zhone by directing a request to Zhone Technologies, Inc., Attention: Investor Relations, (510) 777-7013.

Sorrento Networks Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Zhone Technologies, Inc. and Sorrento Networks Corporation with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Sorrento’s Proxy Statement for its Annual Meeting of Stockholders filed with the Securities and Exchange Commission on December 9, 2003. This document is available free of charge at the SEC’s web site at www.sec.gov and from Sorrento by directing a request to Sorrento Networks Corporation, Attention: Investor Relations, (858) 450-4934.

About Zhone Technologies, Inc. (Zhone)

Zhone Technologies, Inc. (Nasdaq: ZHNE) is the first company dedicated solely to delivering the full spectrum of next-generation local loop infrastructure equipment. The company was founded by the senior management team that grew telecommunications pioneer Ascend Communications, Inc., from its startup roots to the multi-billion-dollar company acquired by Lucent Technologies (NYSE: LU). Zhone’s Single-Line Multi-Service architecture (SLMS™), allows carriers to concurrently deliver voice, new premium data and video services over copper or fiber access lines. Zhone provides carriers with an elegant migration from legacy circuit-based technology to packet based networks while substantially reducing operating costs. With deployments at over 300 carriers including among some of the world’s largest networks, Zhone has enabled carriers to reinvent their businesses. For more information, please visit www.zhone.com

Zhone, the Zhone logo, and all Zhone product names are trademarks of Zhone Technologies, Inc. Other brand and product names are trademarks of their respective holders. Specifications, products, and/or product names are all subject to change without notice. Copyright 2004 Zhone Technologies, Inc. All rights reserved.

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For further information, please contact:

Zhone Technologies, Inc.
Investors	Media
Mariann Lackey	Jessica Mullens
Tel : +1 510-777-7013	Tel : +1 510-777-7020
Fax : +1 510-777-7001	Fax : +1 510-777-7001
Email: investor-relations@zhone.com	Email: jmullens@zhone.com

ZHONE TECHNOLOGIES, INC.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	Three Months Ended
	March 31, 2004	March 31, 2003
Net revenue	$21,033	$17,075
Cost of revenue	11,898	9,748
Stock-based compensation	82	(445)

Gross profit	9,053	7,772

Operating expenses:
Research and product development	5,953	5,744
Sales and marketing	4,682	4,277
General and administrative	2,482	765
Purchased in-process research and development	6,185	—
Stock-based compensation	528	(2,570)
Amortization and impairment of intangible assets	2,078	1,784

Total operating expenses	21,908	10,000

Operating loss	(12,855)	(2,228)
Other income (expense), net	(434)	(533)

Loss before income taxes	(13,289)	(2,761)
Income tax provision	96	41

Net loss	(13,385)	(2,802)
Accretion on preferred stock	—	(10,618)

Net loss applicable to holders of common stock	$(13,385)	$(13,420)

Basic and diluted net loss per share applicable to holders of common stock	$(0.17)	$(2.07)
Weighted average shares outstanding used to compute basic and diluted net loss per share applicable to holders of common stock	77,266	6,490
Reconciliation between GAAP net loss and non-GAAP net loss as follows:
GAAP net loss	$(13,385)	$(13,420)
Purchased in-process research and development	6,185	—
Stock-based compensation	610	(3,015)
Amortization and impairment of intangible assets	2,078	1,784

Non-GAAP net loss	$(4,512)	$(14,651)

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	March 31, 2004	December 31, 2003
Assets
Current assets:
Cash, cash equivalents and short-term investments	$89,984	$98,256
Accounts receivable	13,470	10,693
Inventories	28,419	24,281
Prepaid expenses and other current assets	2,949	3,905

Total current assets	134,822	137,135
Property and equipment, net	22,238	22,585
Goodwill	100,337	100,337
Other acquisition-related intangible assets	11,102	12,877
Restricted cash	622	622
Other assets	996	1,013

Total assets	$270,117	$274,569

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$19,276	$19,998
Line of credit	14,500	4,800
Current portion of long-term debt	878	1,351
Accrued and other liabilities	22,279	28,685

Total current liabilities	56,933	54,834
Long-term debt, less current portion	31,803	32,040
Other long-term liabilities	678	816

Total liabilities	89,414	87,690

Stockholders’ equity:
Common stock	78	77
Additional paid-in capital	794,082	787,567
Other stockholders’ equity	(4,315)	(5,008)
Accumulated deficit	(609,142)	(595,757)

Total stockholders’ equity	180,703	186,879

Total liabilities and stockholders’ equity	$270,117	$274,569